SEC FILE NUMBER 001-40284
CUSIP NUMBER 242794 105

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number:  001-40284

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Decarbonization Plus Acquisition Corporation III
Full Name of Registrant

N/A
Former Name if Applicable

2744 Sand Hill Road, Suite 100
Address of Principal Executive Office (Street and Number)

Menlo Park, CA 94025
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Decarbonization Plus Acquisition Corporation III, a Delaware corporation (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (the “Quarterly Report”) with the U.S. Securities and Exchange Commission (the “SEC”) within the prescribed time period without unreasonable effort or expense, because the Company needs additional time to complete its financial statements and related disclosures for the reasons described below.

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the SEC (the “SEC Staff”) issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Staff Statement”). In the SEC Staff Statement, the SEC Staff expressed its view that certain terms and conditions common to SPAC warrants may require the warrants to be classified as liabilities on the SPAC’s balance sheet as opposed to equity, in accordance with Accounting Standards Codification 815-40, Derivatives and Hedging: Contracts in an Entities Own Equity (“ASC 815-40”). Since issuance on March 26, 2021, the Company’s warrants, which includes (i) 11,666,667 redeemable warrants included as a part of the units issued by the Company in its initial public offering (the “Public Warrants”) and (ii) 6,666,667 redeemable warrants that were issued to Decarbonization Plus Acquisition Sponsor III LLC and the Company’s independent directors in a private placement that closed concurrently with the closing of the Company’s initial public offering (the “Private Warrants” and, together with the Public Warrants, the “Warrants”), were accounted for as equity within the Company’s financial statements.

After consideration of the guidance in the SEC Staff Statement, the Company concluded that the Warrants should be accounted for as a liability and measured at fair value with changes in fair value for each period reported in the Company’s statement of operations. The Company is in the process of completing its final analysis of this change; however, the impact is not expected to be material to the Company’s previously filed financial statements. The Company expects to reflect this revision as a correction of an immaterial error in the Company’s financial statements as of and for the period from January 29, 2021 (inception) through March 31, 2021.

The Company is working diligently to complete the Quarterly Report as soon as possible; however, given the scope of the process for determining the appropriate treatment of the Warrants in accordance with the SEC Staff Statement and ASC 815-40, the

Company is unable to complete and file the Quarterly Report by the required due date of May 17, 2021 without unreasonable effort and expense. As such, the Company intends to file the Quarterly Report as soon as practicable after the completion of the Company’s financial statements and disclosures.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Peter Haskopoulos	(212)	993-0076
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

Certain statements contained in this Form 12b-25 include, and certain statements contained in the Quarterly Report will include, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the expected impact of the accounting for the Warrants and the timing of filing the Quarterly Report. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “would,” “intend,” “will,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of such terms or other similar expressions. Such statements include, but are not limited to, possible business combinations and the financing thereof, and related matters, as well as all other statements other than statements of historical fact included in this Form 12b-25 or in the Quarterly Report. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements, including but not limited to the risks and uncertainties set forth in the section titled “Risk Factors” in the final prospectus filed by the Company with the SEC on March 25, 2021 and in its other filings made from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. The forward-looking statements in this Form 12b-25 are made as of the date hereof, and the Company does not undertake any obligation to update the forward-looking statements as a result of new information, future events or otherwise.

SEC FILE NUMBER 001-40284
CUSIP NUMBER 242794 105

Decarbonization Plus Acquisition Corporation III

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 18, 2021	DECARBONIZATION PLUS ACQUISITION CORPORATION III
	By:	/s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Chief Financial Officer, Chief Accounting Officer and Secretary (Principal Financial Officer and Principal Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).